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                                                                    EXHIBIT 20.1



FOR IMMEDIATE RELEASE
August 13, 1997

                THE BOX WORLDWIDE AND TCI MUSIC SIGN DEFINITIVE
                                MERGER AGREEMENT

                      Music Multiplex to Launch This Fall

Miami Beach, Florida, and Englewood, Colorado - The Box Worldwide, Inc. ("The Box Worldwide") (Nasdaq:BOXW), which programs and distributes the music video channel THE BOX, and TCI Music, Inc. ("TCI Music") (Nasdaq:TUNE) today signed a definitive merger agreement for the merger of The Box Worldwide into TCI Music. As a result of the merger, The Box Worldwide would become a subsidiary of TCI Music, and shares of the Common Stock of The Box Worldwide would be exchanged for shares of TCI Music's Series "A" Preferred Stock ("TCI Music Preferred").

The merger agreement provides that each share of Common Stock of The Box Worldwide would be valued at $1.50 and would be exchanged for shares of TCI Music Preferred Stock. Each share of the TCI Music Preferred would be immediately convertible into three shares of TCI Music Series "A" Common Stock ("TCI Music Common") entitled to the same rights a the currently outstanding TCI Music Common other than its put feature. The number of shares of TCI Music Preferred which each Box Worldwide shareholder will be entitled to receive will be determined by dividing the product of $1.50 times the number of Box Worldwide shares held, by three times the average bid and ask price of TCI Music Series Common during the 20 consecutive trading days ending on the third trading day prior to the closing of the transaction.

The merger would combine the resources and expertise of THE BOX, the world's only interactive, 24-hour, all music video service, with TCI Music, formed earlier this year by Tele-Communications, Inc. ("TCI"), to deliver audio and video music services to residential and commercial customers via television, the Internet and other methods.

TCI Music is managed by Liberty Media Corporation, the programming unit of TCI. Liberty Media has been an investor in The Box Worldwide for seven years and also holds numerous other investments in globally branded entertainment and electronic retailing networks. Last month, TCI Music acquired DMX Inc., which programs, markets and distributes its premium digital audio service, Digital Music Express.

The merger, expected to close in the fourth quarter of this year, is subject to regulatory approvals, the satisfaction of certain conditions in the Merger Agreement, the requisite approval of The Box Worldwide shareholders and the fiduciary obligations of its Board of Directors. Shareholders representing approximately 55% of The Box Worldwide's current outstanding voting stock have
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already agreed to vote their shares in favor of the merger.  A 75% vote of the shareholders is required to approve the merger.

In anticipation of the close of the merger, this fall, TCI Music and The Box Worldwide will launch four multiplexed music video channels with tightly defined formats. These channels will be uplinked at the National Digital Television Center in Denver, Colorado and distributed through the Headend In The Sky ("HITS"). Prior to the closing of the merger, The Box Worldwide will also facilitate the creation of the Music Multiplex by lending its expertise in music programming, production and network operations.

TCI Music, Inc. Common Stock is traded on the Nasdaq SmallCap Market under the symbol TUNE. It is anticipated that TCI Music Preferred will also trade on the Nasdaq SmallCap Market. Efforts will be made to list the TCI Music Common that The Box Worldwide shareholders may initially receive upon conversion, so that those shares which will not have the put feature, may trade separately from the currently outstanding TCI Music Common. The put feature will expire no later than August 11, 1998 after which time all shares of TCI Music Common will trade as a single class.

Devoid of veejays, long form programming and commercial clutter, THE BOX has engendered viewer loyalty by presenting the most diverse selection of new music on television. Viewers call in and request a video from a menu of up to 300 selections, with the cost billed directly to the consumer's telephone. THE BOX is currently available in the United States, Europe, Latin America and New Zealand through locally installed Boxes and on U.S. satellite via Galaxy 7, T-
13. The Box Worldwide is traded under the symbol BOXW on the Nasdaq SmallCap Market.

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Contacts:
Vivian Carr - TCI Music
(303) 721-5406

Jeffrey Volk - Lippert Heilshorn
(212) 838-3777